Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

April 6, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 5, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Innoviz Technologies Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, no par value per share

Warrants to purchase ordinary shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Lisa Roberts